

07002437

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-66202

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Safe Harbor Securities, Inc. (A Development Stage Company)

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3131 Turtle Creek Blvd., Suite 915
(No. and Street)

Dallas	Texas	75219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 1 4 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)


SEC MAIL PROCESSING
RECEIVED
FEB 2 7 2007
WASH. D.C.
185
SECTION

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Oberle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Safe Harbor Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title



KAREN RUTH DOUGLASS
MY COMMISSION EXPIRES
September 13, 2010

Karen Ruth Douglass
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SAFE HARBOR SECURITIES, INC.
(A Development Stage Company)

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2006

SAFE HARBOR SECURITIES, INC.
(A Development Stage Company)

CONTENTS



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Safe Harbor Securities, Inc.

We have audited the accompanying statement of financial condition of Safe Harbor Securities, Inc., (a development stage company) as of December 31, 2006, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year ended December 31, 2006 and the period from inception (August 15, 2003) to December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Safe Harbor Securities, Inc., as of December 31, 2006 and the results of its operations and its cash flows for the year ended December 31, 2006 and for the period from inception, (August 15, 2003) to December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 22, 2007

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

SAFE HARBOR SECURITIES, INC.
(A Development Stage Company)
Statement of Financial Condition
December 31, 2006

ASSETS

Cash	$ 58,066
Receivable from broker-dealers and clearing organizations	51,577
Other receivables	13
Property and equipment, net	33,645
Other assets	10,730
	$ 154,031

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 12,866
	12,866
Stockholder's equity	
Common stock, 1,000,000 shares authorized, $.01 par value, 100,000 shares issued and outstanding	1,000
Additional paid-in capital	267,057
Deficit accumulated in the development stage	(126,892)
Total stockholder's equity	141,165
	$ 154,031

The accompanying notes are an integral part of these financial statements.

SAFE HARBOR SECURITIES, INC.
(A Development Stage Company)
Statements of Income
For the Year Ended December 31, 2006
and For the Period from Inception
(August 15, 2003) to December 31, 2006

	For the Year Ended December 31, 2006	For the Period From Inception (August 15, 2003) to December 31, 2006
Revenues		
Commission revenue	$ 3,104	$ 3,104
Interest income	1,602	1,752
Other income	371	371
	5,077	5,227
Expenses		
Employee compensation	13,522	13,522
Commission expense	2,814	2,814
Telephone Expense	3,273	3,273
Occupancy and equipment	30,079	30,079
Promotional costs	19	19
Data processing	1,800	1,800
Regulatory fees and expenses	12,002	20,750
Other expenses	31,001	59,862
	94,510	132,119
Loss before income tax expense	(89,433)	(126,892)
Provision for income taxes	-0-	-0-
Net loss	$ (89,433)	$ (126,892)

The accompanying notes are an integral part of these financial statements.

SAFE HARBOR SECURITIES, INC.
(A Development Stage Company)
Statements of Changes in Stockholder's Equity
For the Period from Inception
(August 15, 2003) to December 31, 2006

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balances at August 15, 2003	-0-	$ -0-	$ -0-	$ -0-	$ -0-
Sale of common stock	100,000	1,000			1,000
Capital contributions			63,057		63,057
Net loss				(25,391)	(25,391)
Balances at December 31, 2004	100,000	1,000	63,057	(25,391)	38,666
Capital contributions			30,000		30,000
Net loss				(12,068)	(12,068)
Balances at December 31, 2005	100,000	1,000	93,057	(37,459)	56,598
Capital contributions			174,000		174,000
Net loss				(89,433)	(89,433)
Balances at December 31, 2006	100,000	$ 1,000	$ 267,057	$ (126,892)	$ 141,165

The accompanying notes are an integral part of these financial statements.

SAFE HARBOR SECURITIES, INC.
(A Development Stage Company)
Statements of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Period from Inception
(August 15, 2003) to December 31, 2006

Balance at August 15, 2003	$ -0-
Increases	-0-
Decreases	-0-
Balance at December 31, 2004	-0-
Increases	-0-
Decreases	-0-
Balance at December 31, 2005	-0-
Increases	-0-
Decreases	-0-
Balance at December 31, 2006	$ -0-

The accompanying notes are an integral part of these financial statements.

SAFE HARBOR SECURITIES, INC.
(A Development Stage Company)
Statements of Cash Flows
For the Year Ended December 31, 2006
and For the Period from Inception
(August 15, 2003) to December 31, 2006

	For the Year Ended December 31, 2006	For the Period From Inception (August 15, 2003) to December 31, 2006
Cash flows from operating activities		
Net loss	$ (89,433)	$ (126,892)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Increase in depreciation and amortization	12,004	12,004
Change in operating assets and liabilities:		
Increase in receivable from broker-dealers and clearing organizations	(26,464)	(51,577)
Increase in other receivables	(13)	(13)
Decrease (increase) in other assets	2,854	(10,729)
Increase in accounts payable and accrued expenses	10,899	12,866
Net cash provided (used) by operating activities	(90,153)	(164,341)
Cash flows from investing activities		
Purchase of property and equipment	(44,935)	(45,650)
Net cash provided (used) by investing activities	(44,935)	(45,650)
Cash flows from financing activities		
Sale of common stock		1,000
Capital contributions	174,000	267,057
Net cash provided (used) by financing activities	174,000	268,057
Net increase (decrease) in cash	38,912	$ 58,066
Cash at beginning of period	19,154	
Cash at end of period	$ 58,066	

The accompanying notes are an integral part of these financial statements.

SAFE HARBOR SECURITIES, INC.
(A Development Stage Company)
Statements of Cash Flows
For the Year Ended December 31, 2006
and For the Period from Inception
(August 15, 2003) to December 31, 2006

	For the Year Ended December 31, 2006	For the Period From Inception (August 15, 2003) to December 31, 2006
Supplemental schedule of cash flow information		
Cash paid during the period for:		
Interest	$ -0-	$ -0-
Income taxes	$ -0-	$ -0-

The accompanying notes are an integral part of these financial statements.

SAFE HARBOR SECURITIES, INC.
(A Development Stage Company)
Notes to Financial Statements
December 31, 2006

Note 1 - Summary of Significant Accounting Policies

Safe Harbor Securities, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer.

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, security transactions, and the related commission income and expenses, are recorded on a trade date basis.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Property and equipment are stated at cost. Depreciation on office equipment and furniture is computed using an accelerated method over the estimated useful lives of the assets.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006, the Company had net capital of approximately $95,745 and net capital requirements of $5,000. The Company's ratio of aggregated indebtedness to net capital was .13 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Federal Income Taxes

The Company files as an "S" corporation for federal income tax purposes. The Company's net income is taxed at the shareholder level rather than at the corporation level for federal income tax purposes, and thus, no provision for federal income taxes has been made in the accompanying financial statements.

Note 5 - Development Stage Operations

The Company is a development stage company since it has not fully commenced operations as of December 31, 2006. The Company's activities since its inception have been directed toward maintaining its status as a registered broker-dealer in securities. The Company's intention is to increase sales of securities products in the near future.

Note 6 - Lease Commitments

The Company leases office space under long-term non-cancelable leases. Minimum lease payments under the leases at December 31, 2006 are as follows:

December 31,	
2007	$ 15,791
2008	15,791
2009	2,632
	$ 34,214

Rental expense for the year ended December 31, 2006 was $16,719.

Note 7 - Property and Equipment

The classes of property and equipment and the related accumulated depreciation are as follows:

	Cost	Accumulated Depreciation	Net
Furniture and fixtures	$ 9,380	$ 1,340	$ 8,040
Machinery and equipment	17,110	4,278	12,832
Leasehold improvements	19,160	6,387	12,773
	$ 45,650	$ 12,005	$33,645

Depreciation expense for the year ended December 31, 2006 was $12,004.

Note 8 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2006, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2006

Schedule I

SAFE HARBOR SECURITIES, INC.
(A Development Stage Company)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2006

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$141,165
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		141,165
Deductions and/or charges		
Non-allowable assets:		
Other receivables	$ 13	
Property and equipment, net	33,646	
Other assets	10,729	(44,388)
Net capital before haircuts on securities positions		96,777
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		(1,032)
Net capital		$ 95,745

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 12,866
Total aggregate indebtedness	$ 12,866

Schedule I (continued)

SAFE HARBOR SECURITIES, INC.
(A Development Stage Company)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2006

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 858
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 90,745
Excess net capital at 1000%	$ 94,458
Ratio: Aggregate indebtedness to net capital	.13 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

SAFE HARBOR SECURITIES, INC.
(A Development Stage Company)
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2006

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Penson Financial Services, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended
December 31, 2006



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Safe Harbor Securities, Inc.

In planning and performing our audit of the financial statements and supplemental information of Safe Harbor Securities, Inc., (a development stage company), (the "Company"), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
February 22, 2007

END